

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2019

Raymond J. Pacini
Executive Vice President, Chief Financial Officer and Treasurer
RW Holdings NNN REIT, Inc.
3090 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: RW Holdings NNN REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 24, 2019**
> **File No. 333-231724**

Dear Mr. Pacini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities